ROCKVILLE FINANCIAL NEW, INC.
25 Park Street
Rockville, Connecticut 06066
27 December 2010
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Rockville Financial New, Inc. Registration Statement on Form S-1 Request for Acceleration of Effectiveness File No. 333-169439
Dear Sir or Madam:
Rockville Financial New, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may be effective on December 30, 2010 at 3:00 PM EST, or as soon as practicable thereafter.
The Company acknowledges that (a) should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing, (b) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (c) the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
Please contact William W. Bouton III or Robert J. Metzler II of Hinckley, Allen & Snyder LLP at (860) 331-2626 or (860) 331-2676 with any questions you may have. In addition, please notify either Mr. Bouton or Mr. Metzler if and when this request for acceleration has been granted.
Very truly yours,
/s/ John T. Lund
John T. Lund
Chief Financial Officer

December 27, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Rockville Financial New, Inc. Registration Statement on Form S-1 Request for Acceleration of Effectiveness File number 333-169439
Dear Sir or Madam:
In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Rockville Financial New, Inc. (the “Company”) in requesting that the Company’s above-referenced registration statement on Form S-1 be declared effective on Thursday, December 30, 2010, at 3:00 p.m., Eastern Time, or as soon thereafter as practicable.

Keefe Bruyette & Woods, Inc.
By:
Patricia McJoynt,
Managing Director

Keefe, Bruyette & Woods • 10 S. Wacker, Suite 3400 • Chicago, IL 60606
312.423.8200 • Fax: 312.423.8232